SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
Annual Report
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
Commission file number: 1-5256
VF CORPORATION RETIREMENT SAVINGS
PLAN FOR HOURLY EMPLOYEES
(Full title of plan)
105 Corporate Center Blvd.
Greensboro, NC 27408
(Address of principal executive offices)
(336) 424-6000
(Registrant’s telephone number, including area code)

VF CORPORATION RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
Table of contents

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit 23.1	–	Consent of Independent Registered Public Accounting Firm	20

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Pension Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VF Corporation Retirement Savings Plan
for Hourly Employees

By:	/s/ Frank C. Pickard III Frank C. Pickard III
Vice President, Treasurer
VF Corporation
Date: July 3, 2006

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
VF Corporation Retirement Savings Plan for Hourly Employees
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the VF Corporation Retirement Savings Plan for Hourly Employees (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H – Line 4i — Schedule of Assets (Held at End of Year) at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/PricewaterhouseCoopers LLP
Greensboro, NC
July 3, 2006

VF CORPORATION RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2005	2004
ASSETS
Investments, at fair value
VF Corporation Common Stock - 30,731 shares in 2005 and 34,743 shares in 2004	$1,700,647	$1,924,095
Other securities	11,450,218	11,516,797

Total investments	13,150,865	13,440,892
Loans receivable from participants	668,798	639,038

Net assets available for benefits	$13,819,663	$14,079,930

See notes to financial statements.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2005
Investment income
Net realized and unrealized appreciation in fair value of investments	$180,604
Dividends on VF Corporation common stock	34,164
Income from mutual funds and bank common trust funds	467,110

681,878
Interest on participant loans	26,855
Participant contributions	540,956
VF Corporation contributions	42,591
Transfer merged plans (Note C)	306,492

1,598,772

Benefits paid to participants	(1,831,031)
Administrative expenses	(28,008)

Net decrease	(260,267)

Net assets available for benefits
Beginning of period	14,079,930

End of period	$13,819,663

See notes to financial statements.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE A — DESCRIPTION OF THE PLAN
VF Corporation (“VF”) sponsors the VF Corporation Retirement Savings Plan for Hourly Employees (the “Plan”), which is a cash or deferred plan under Section 401(k) of the Internal Revenue Code (“IRC”). The Plan is comprised of two parts: a contributory “Compensation Deferral” part and a noncontributory “Retirement Contribution” part. During 2005, the net assets of the Nautica Enterprises, Inc. Savings and Investment Plan and the Vans, Inc. Retirement Plan were merged into the Plan subsequent to VF’s acquisition of the respective plan sponsors.
Under the Compensation Deferral part of Plan, hourly employees of specified subsidiaries may elect to contribute between 2% and 50% of their compensation to the Plan.
Effective January 1, 2005, VF added a noncontributory Retirement contribution feature for employees hired after January 1, 2005 and eligible employees of newly acquired companies. Eligible employees are automatically enrolled in the Retirement Contribution feature. VF makes quarterly retirement contributions to the Plan in an amount equal to a percentage of eligible employee earnings based on each employee’s continuous service with VF since January 1, 2005. The VF contribution ranges from 2% of earnings for participants with less than 10 years of VF service (which is all current participants) to 5% of earnings for participants with 20 or more years of VF service. Employees vest in the retirement contribution feature ratably by month and are fully vested after 5 years of service or normal retirement.
Employee contributions under the Compensation Deferral feature and are invested at the direction of the employee in one or more funds administered by the Plan’s trustees. All Plan assets are trusteed by Fidelity Management Trust Company (“Fidelity”), with the exception of one fund trusteed by UMB Bank, n.a. (“UMB Bank”). VF contributions in the Retirement Contribution feature are invested in the same investment selections as a participant has chosen for his Compensation Deferral balance, except that contributions cannot be invested in VF Common Stock. VF contributions for the Retirement Contribution feature for those not participating in the Compensation Deferral feature are invested as directed by those individual participants.
Individual accounts are maintained for each participant; each account includes the individual’s contributions and investment funds’ earnings. Accounts become payable upon retirement, disability, death or termination of employment. Participants may also withdraw all or a portion of their Compensation Deferral account balance by filing a written request that demonstrates financial hardship as defined by the Plan. Forfeitures are used to reduce VF’s obligations to pay Plan expenses. Unused forfeitures at December 31, 2005 that are available to reduce future Plan Sponsor Contributions totalled $3,796. Participants may elect to receive distributions in a lump sum, or accounts may be rolled over into another IRS-approved tax deferral account.
Participants may borrow up to 50% or $50,000 of the participant’s total account balance in the Compensation Deferral portion of the Plan. Participants are charged interest at the Morgan Guaranty “Published” prime rate at the time of the loan and repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Payment in full is required at termination of employment. There were 409 and 477 loans outstanding at December 31, 2005 and December 31, 2004, respectively.
Although it has no intent to do so, VF may terminate the Plan in whole or in part at any time. In the event of termination, participants became fully vested in their accounts.
NOTE B — SIGNIFICANT ACCOUNTING POLICIES
Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. General market fixed income securities are valued by a national pricing service, based on standardized pricing methodology. For government guaranteed loans, UMB Bank values the loans at amortized cost, which approximates fair value, as they are guaranteed by the full faith and credit of the United States Federal Government. The fair value of the participation units owned by the Plan in mutual funds and bank common trust funds is based on quoted redemption values on the last business day of the Plan year. Purchases and sales of securities, including gains and losses thereon, are recorded as of the trade date. Dividends are recorded on the ex-dividend date.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (Continued)
NOTE B — SIGNIFICANT ACCOUNTING POLICIES (Continued)
The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.
Administrative expenses consisting primarily of fees for legal, accounting and other services are paid by VF in accordance with the Plan.
Payment of Benefits: Benefits are recorded when paid.
Use of Estimates: In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.
Risks and Uncertainties: The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. The Plan also provides for investment in VF Common Stock. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
NOTE C – PLAN MERGER
During 2005, the retirement savings plans of Vans, Inc. (“Vans”) and Nautica Enterprises, Inc. (“Nautica”) were merged into the Plan subsequent to VF’s acquisition of the respective plan sponsors. Vans was designated as, and became a participating employer in the Plan effective January 1, 2005. The portion of the Vans plan representing the accounts, assets and liabilities of participants and beneficiaries was merged with, and into the Plan, effective July 1, 2005.
Nautica was designated as, and became a participating employer in the Plan effective April 1, 2005. The portion of the Nautica plan representing accounts, assets and liabilities of participants and beneficiaries was merged with and into the Plan, effective July 1, 2005.
Total assets transferred into the Plan were $306,492.
NOTE D — INCOME TAX STATUS
The Internal Revenue Service has issued a favorable determination letter dated September 23, 2002 stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (or “IRC”) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The VF Corporation Pension Plan Committee is not aware of any action or series of events that have occurred that might adversely affect the Plan’s qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE E — RELATED PARTY TRANSACTIONS
Related parties to the Plan include VF (the Plan sponsor), and Fidelity and UMB Bank (the Plan’s trustees). Certain Plan investments are funds managed by Fidelity and UMB Bank, and therefore transactions in these investments qualify as party-in-interest transactions. The Plan also invests in the common stock of the Plan Sponsor. These transactions also qualify as party-in-interest transactions.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (Continued)
NOTE F — INVESTMENTS
Net realized and unrealized appreciation and year-end fair value of investments included in Plan equity includes the following:

	Net Realized
	Appreciation in
	Fair Value for	Fair Value
	the Year Ended	At December 31,
	December 31, 2005	2005	2004
Fair value as determined by quoted market or stated redemption price:
VF Corporation Common Stock	$949	$1,700,647	$1,924,095
Mutual funds	8,284	7,912,635	7,684,345

	9,233	9,613,282	9,608,440

Fair value as determined by Plan trustee:

Government guaranteed loans	171,371	3,537,583	3,832,452

	171,371	3,537,583	3,832,452

	$180,604	$13,150,865	$13,440,892

VF CORPORATION RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (Continued)
NOTE F — INVESTMENTS (Continued)
The fair value of investments that individually represent 5% or more of the Plan’s net assets at December 31 of one or both years are as follows:

	2005	2004
Fidelity Growth & Income Fund (41,313 shares and 39,152 shares)	$1,421,177	$1,496,008
Fidelity Puritan Fund (42,397 shares and 43,886 shares)	794,104	831,646
Fidelity US Equity Index Commingled Pool (29,277 shares and 33,131 shares)	1,148,839	1,239,767
VF Corporation Common Stock (30,731 shares and 34,743 shares)	1,700,647	1,924,095
Fidelity Retirement Money Market Portfolio (1,278,243 shares and 1,260,617 shares)	1,278,243	1,260,617
Baron Asset Fund (14,516 shares and 15,372 shares)	817,115	807,350

VF Corporation Retirement Savings Plan
For Hourly Employees
Schedule H — Line 4i — Schedule of Assets (Held at End of Year)
At December 31, 2005

Identity of issue,	Description of investment
borrower, lessor, or	(including rate of interest	Number of	Current
or similar party	and maturity date)	Shares	Value
*Fidelity Puritan Fund	Mutual Fund	42,397	$794,104
*Fidelity Growth & Income Fund	Mutual Fund	41,313	1,421,177
*Fidelity Diversified International Fund	Mutual Fund	10,627	345,792
*Fidelity Dividend Growth Fund	Mutual Fund	2,304	66,340
*Fidelity Retirement Money Market Portfolio	Mutual Fund	1,278,243	1,278,243
*Fidelity U.S. Equity Index Commingled Pool	Common Collective Trust	29,277	1,148,839
Baron Asset Fund	Mutual Fund	14,516	817,115
Longleaf Small Cap Fund	Mutual Fund	21,367	577,337
Small Business Administration guaranteed loans	$275,412 face amount, 7.85% interest, maturity date 10/21/2014		9,853
	$327,122 face amount, 5.87% interest, maturity date 3/6/2010		9,632
	$189,630 face amount, 6.02% interest, maturity date 4/3/2015		6,302
	$350,000 face amount, 6.50% interest, maturity date 11/1/2006		451
	$250,000 face amount, 5.45% interest, maturity date 1/1/2009		1,992
	$200,000 face amount, 6.75% interest, maturity date 1/1/2007		339
	$550,000 face amount, 5.80% interest, maturity date 1/1/2006		479
	$100,000 face amount, 7.08% interest, maturity date 12/10/2006		227
	$114,020 face amount, 5.41% interest, maturity date 7/22/2015		4,528
	$212,836 face amount, 3.50% interest, maturity date 7/31/2012		6,351
	$51,391 face amount, 2.50% interest, maturity date 12/02/2007		1,111
	$298,714 face amount, 5.23% interest, maturity date 2/01/2016		10,445
	$60,708 face amount, 6.58% interest, maturity date 1/16/2008		1,428
	$444,362 face amount, 5.13% interest, maturity date 9/25/2018		17,607
	$184,102 face amount, 3.50% interest, maturity date 7/17/2013		5,587
	$206,641 face amount, 2.50% interest, maturity date 7/16/2018		6,218
	$167,611 face amount, 0.00% interest, maturity date 8/11/2018		82
	$108,089 face amount, 6.34% interest, maturity date 9/09/2008		2,793
	$406,879 face amount, 3.00% interest, maturity date 9/15/2013		11,693
	$430,140 face amount, 5.38% interest, maturity date 7/19/2014		13,474
	$209,331 face amount, 7.25% interest, maturity date 3/01/2014		7,314
	$273,417 face amount, 7.85% interest, maturity date 3/19/2017		10,098
	$573,056 face amount, 7.95% interest, maturity date 11/29/2015		20,022
	$1,222,350 face amount, 5.13% interest, maturity date 5/12/2019		47,780
	$505,895 face amount, 6.63% interest, maturity date 11/26/2009		270
	$107,588 face amount, 5.86% interest, maturity date 7/19/2009		1,891
	$69,975 face amount, 6.99% interest, maturity date 9/13/2007		1,489
	$418,972 face amount, 7.66% interest, maturity date 11/09/2009		12,432
	$240,786 face amount, 6.54% interest, maturity date 10/01/2009		6,517
	$107,289 face amount, 7.27% interest, maturity date 10/19/2013		3,853
	$1,500,000 face amount, 4.52% interest, maturity date 2/10/2013		45,103
	$1,000,000 face amount, 5.14% interest, maturity date 8/10/2013		32,923
	$1,000,000 face amount, 5.20% interest, maturity date 8/1/2012		29,017
	$250,000 face amount, 5.15% interest, maturity date 11/1/2008		1,289

Identity of issue,	Description of investment
borrower, lessor, or	(including rate of interest	Number of	Current
or similar party	and maturity date)	Shares	Value
	$250,000 face amount, 6.15% interest, maturity date 11/1/2013		2,292
	$700,000 face amount, 6.10% interest, maturity date 3/1/2006		253
	$150,000 face amount, 6.00% interest, maturity date 3/1/2009		388
	$250,000 face amount, 6.95% interest, maturity date 5/1/2007		590
	$500,000 face amount, 7.05% interest, maturity date 5/1/2005		316
	$200,000 face amount, 6.55% interest, maturity date 7/1/2007		557
	$164,524 face amount, 7.58% interest, maturity date 2/3/2013		5,476
	$84,890 face amount, 5.49% interest, maturity date 4/29/2009		2,056
	$71,953 face amount, 5.38% interest, maturity date 4/12/2011		1,510
	$198,390 face amount, 5.47% interest, maturity date 3/12/2016		7,491
	$132,265 face amount, 5.98% interest, maturity date 5/2/2011		4,243
	$663,821 face amount, 5.36% interest, maturity date 7/17/2016		25,805
	$189,424 face amount, 5.67% interest, maturity date 5/25/2013		6,381
	$405,021 face amount, 5.97% interest, maturity date 10/29/2011		13,078
	$277,843 face amount, 5.13% interest, maturity date 10/17/2013		9,480
	$156,267 face amount, 6.27% interest, maturity date 3/8/2012		4,694
	$94,072 face amount, 4.88% interest, maturity date 4/15/2012		3,194
	$286,424 face amount, 5.61% interest, maturity date 1/17/2018		10,113
	$246,303 face amount, 5.51% interest, maturity date 9/19/2017		8,655
	$503,741 face amount, 7.23% interest, maturity date 9/24/2018		18,575
	$102,628 face amount, 4.38% interest, maturity date 6/27/2009		2,904
	$267,791 face amount, 4.61% interest, maturity date 5/15/2011		7,899
	$51,697 face amount, 4.48% interest, maturity date 9/9/2009		1,465
	$467,019 face amount, 5.61% interest, maturity date 4/10/2018		16,934
	$101,654 face amount, 6.59% interest, maturity date 8/20/2013		3,367
	$501,128 face amount, 5.61% interest, maturity date 4/28/2019		15,012
	$501,128 face amount, 5.61% interest, maturity date 4/28/2019		15,012
	$127,112 face amount, 5.73% interest, maturity date 11/7/2018		4,610
	$546,109 face amount, 5.61% interest, maturity date 6/20/2019		20,754
	$339,602 face amount, 5.61% interest, maturity date 4/7/2019		12,234
	$538,154 face amount, 5.46% interest, maturity date 9/17/2018		21,411
	$165,023 face amount, 4.65% interest, maturity date 10/3/2010		5,589
	$226,457 face amount, 5.61% interest, maturity date 3/15/2019		8,578
	$945,589 face amount, 5.42% interest, maturity date 12/11/2015		36,834
	$256,027 face amount, 5.26% interest, maturity date 6/4/2011		8,696
	$404,250 face amount, 5.61% interest, maturity date 6/18/2019		15,351
	$424,115 face amount, 5.58% interest, maturity date 5/23/2020		16,866
	$142,991 face amount, 5.90% interest, maturity date 8/1/2010		4,496
	$272,179 face amount, 5.63% interest, maturity date 7/1/2012		8,525
	$180,539 face amount, 3.50% interest, maturity date 8/12/2013		5,176
	$206,001 face amount, 3.00% interest, maturity date 6/9/2017		6,006
	$342,596 face amount, 6.13% interest, maturity date 12/31/2013		11,692

Identity of issue,	Description of investment
borrower, lessor, or	(including rate of interest	Number of	Current
or similar party	and maturity date)	Shares	Value
	$154,433 face amount, 5.88% interest, maturity date 1/15/2006		5,697
	$184,343 face amount, 7.26% interest, maturity date 2/10/2014		6,361
	$182,111 face amount, 6.89% interest, maturity date 9/29/2009		5,264
	$107,048 face amount, 7.49% interest, maturity date 3/13/2007		2,078
	$88,061 face amount, 6.13% interest, maturity date 9/30/2007		1,733
	$135,510 face amount, 5.08% interest, maturity date 2/4/2008		94
	$62,556 face amount, 7.93% interest, maturity date 4/22/2009		1,376
	$79,804 face amount, 6.73% interest, maturity date 12/23/2009		2,287
	$58,020 face amount, 8.83% interest, maturity date 12/21/2009		1,710
US Department of Agriculture guaranteed loans	$248,400 face amount, 5.09% interest, maturity date 3/1/2020		9,817
	$135,000 face amount, 4.83% interest, maturity date 4/1/2012		5,201
En Boat LLC corporate bond	$500,000 face amount, 4.63% interest, maturity date 7/18/2028		18,239
Rowan Cos, Inc. corporate bond	$300,000 face amount, 2.80% interest, maturity date 10/20/2013		8,708
Kansas State Development Financial Authority bonds	$500,000 face amount, 4.50% interest, maturity date 10/1/2011		19,826
	$500,000 face amount, 4.37% interest, maturity date 10/1/2010		19,826
Government National Mortgage Association loans	$460,000 face amount, 4.38% interest, maturity date 5/20/2023		750
	$500,000 face amount, 4.49%, maturity date 4/16/2023		19,777
	$1,518,976 face amount, 4.26%, maturity date 7/16/2029		61,930
	$500,000 face amount, 3.52%, maturity date 1/16/2032		15,428
	$1,500,000 face amount, 4.43%, maturity date 8/16/2033		58,979
	$700,000 face amount, 5.00%, maturity date 5/15/2018		17,794
	$886,763 face amount, 5.50%, maturity date 10/20/2017		13,944
	$1,000,000 face amount, 4.65%, maturity date 11/16/2033		39,256
	$500,000 face amount, 5.06%, maturity date 2/16/2046		19,826
	$250,000 face amount, 6.00%, maturity date 2/15/2014		1,632
	$1,400,000 face amount, 5.00%, maturity date 4/20/2018		32,412
	$1,600,000 face amount, 5.00%, maturity date 4/16/2018		42,591
	$1,000,000 face amount, 5.50%, maturity date 4/15/2025		39,815
	$1,000,000 face amount, 5.50%, maturity date 5/20/2017		12,955
	$200,000 face amount, 6.00%, maturity date 6/15/2013		2,702
	$1,000,000 face amount, 6.25%, maturity date 7/15/2022		36,344
	$200,000 face amount, 6.00%, maturity date 7/15/2013		1,052
	$1,500,000 face amount, 5.50%, maturity date 7/20/2017		21,570
	$750,000 face amount, 5.50%, maturity date 7/20/2018		16,785
	$500,000 face amount, 4.38%, maturity date 1/20/2023		705
	$1,000,000 face amount, 4.38%, maturity date 1/20/2023		2,013
	$1,000,000 face amount, 4.38%, maturity date 1/20/2024		2,177
	$1,000,000 face amount, 4.13%, maturity date 12/20/2025		165
	$341,111 face amount, 4.38% interest, maturity date 5/20/2023		496
	$450,000 face amount, 5.00% interest, maturity date 5/20/2020		17,375
	$222,810 face amount, 4.75% interest, maturity date 8/20/2021		355
	$175,000 face amount, 5.50% interest, maturity date 8/20/2019		55,322

Identity of issue,	Description of investment
borrower, lessor, or	(including rate of interest	Number of	Current
or similar party	and maturity date)	Shares	Value
	$467,935 face amount, 5.25% interest, maturity date 9/20/2021		255
	$310,000 face amount, 4.75% interest, maturity date 9/20/2022		493
	$417,000 face amount, 4.75% interest, maturity date 9/20/2023		687
	$1,000,000 face amount, 4.75% interest, maturity date 9/20/2025		740
	$100,000 face amount, 4.50% interest, maturity date 9/20/2034		2,948
	$1,555,882 face amount, 5.50% interest, maturity date 2/15/2019		39,954
	$500,000 face amount, 4.38% interest, maturity date 2/20/2021		641
	$1,030,492 face amount, 5.50% interest, maturity date 3/20/2020		39,256
	$500,000 face amount, 4.38% interest, maturity date 4/20/2021		488
	$500,000 face amount, 4.38% interest, maturity date 4/20/2022		908
	$994,600 face amount, 4.38% interest, maturity date 4/20/2026		757
	$500,000 face amount, 4.38% interest, maturity date 5/20/2022		753
	$511,310 face amount, 4.38% interest, maturity date 1/20/2026		511
	$350,000 face amount, 4.13% interest, maturity date 11/20/2021		602
	$370,000 face amount, 4.13% interest, maturity date 11/20/2024		485
	$245,000 face amount, 4.63% interest, maturity date 12/20/2021		125
	$1,129,515 face amount, 5.50% interest, maturity date 12/20/2019		37,124
	$900,000 face amount, 5.00% interest, maturity date 12/20/2019		32,025
UMB Scout Prime Fund	Money Market Fund		115,497
Farmer’s Home Administration Mortgage guaranteed loans	$121,500 face amount, 5.43% interest, maturity date 6/1/2011		4,204
	$358,668 face amount, 6.56% interest, maturity date 10/2/2016		13,309
	$178,112 face amount, 5.00% interest, maturity date 12/28/2009		6,056
	$173,990 face amount, 5.38% interest, maturity date 3/1/2018		6,551
	$150,908 face amount, 6.63% interest, maturity date 12/15/2015		5,445
	$325,390 face amount, 4.25% interest, maturity date 1/1/2010		10,115
	$194,523 face amount, 4.60% interest, maturity date 11/15/2010		4,897
	$162,000 face amount, 6.13% interest, maturity date 8/1/2019		6,265
	$331,132 face amount, 5.60% interest, maturity date 8/1/2017		12,234
	$75,886 face amount, 4.48% interest, maturity date 8/1/2009		2,236
	$160,702 face amount, 4.83% interest, maturity date 8/1/2009		4,689
	$95,523 face amount, 6.91%, maturity date 4/9/2006		878
	$44,892 face amount, 5.75%, maturity date 12/17/2015		1,626
	$141,139 face amount, 3.58%, maturity date 6/28/2009		3,916
	$106,107 face amount, 3.85%, maturity date 6/25/2010		3,171
	$665,729 face amount, 5.37%, maturity date 3/27/2019		24,671
	$38,383 face amount, 5.63%, maturity date 11/15/2012		1,196
	$27,408 face amount, 5.25%, maturity date 12/31/2011		877
	$97,263 face amount, 7.13%, maturity date 2/28/2014		2,886
	$84,404 face amount, 5.24%, maturity date 1/11/2006		217
	$543,355 face amount, 5.38%, maturity date 4/23/2015		18,994
	$58,979 face amount, 6.30%, maturity date 6/30/2013		2,068
	$331,029 face amount, 4.28%, maturity date 4/1/2007		5,950

Identity of issue,	Description of investment
borrower, lessor, or	(including rate of interest	Number of	Current
or similar party	and maturity date)	Shares	Value
	$63,000 face amount, 5.63%, maturity date 7/1/2012		2,493
	$225,000 face amount, 5.80%, maturity date 8/1/2020		8,983
	$40,500 face amount, 5.63%, maturity date 6/1/2012		1,603
	$37,800 face amount, 5.63%, maturity date 12/1/2009		1,485
	$90,000 face amount, 5.47%, maturity date 5/1/2012		3,561
	$126,000 face amount, 5.80%, maturity date 5/1/2020		5,018
	$90,000 face amount, 5.50%, maturity date 6/1/2012		3,542
	$68,400 face amount, 4.00%, maturity date 7/15/2009		2,141
	$100,800 face amount, 6.12%, maturity date 8/1/2019		3,898
	$50,400 face amount, 5.25%, maturity date 1/1/2012		1,792
	$108,000 face amount, 5.88%, maturity date 8/1/2019		4,171
	$98,960 face amount, 4.33%, maturity date 12/15/2010		3,107
	$14,326 face amount, 4.43%, maturity date 5/1/2008		181
	$47,860 face amount, 4.43%, maturity date 3/1/2010		1,505
	$31,288 face amount, 4.08%, maturity date 1/1/2010		945
	$201,383 face amount, 6.63% interest, maturity date 3/31/2008		4,800
	$312,190 face amount, 6.63% interest, maturity date 8/1/2015		11,300
	$212,746 face amount, 4.88% interest, maturity date 4/1/2015		7,594
	$280,754 face amount, 6.63% interest, maturity date 3/1/2014		9,892
	$158,080 face amount, 6.63% interest, maturity date 12/31/2014		4,944
	$285,498 face amount, 6.53% interest, maturity date 4/1/2014		10,086
	$158,600 face amount, 4.00% interest, maturity date 3/1/2008		3,904
	$118,103 face amount, 5.10% interest, maturity date 3/1/2014		4,125
	$675,000 face amount, 5.48% interest, maturity date 12/15/2018		24,666
	$243,024 face amount, 4.63% interest, maturity date 2/5/2013		8,445
	$195,419 face amount, 4,18% interest, maturity date 12/20/1970		5,457
	$1,781,179 face amount, 4.73% interest, maturity date 5/2/2018		64,129
	$880,875 face amount, 5.20% interest, maturity date 6/4/2018		31,916
	$1,281,931 face amount, 6.98% interest, maturity date 6/1/2014		44,185
	$374,483 face amount, 5.38% interest, maturity date 6/23/2015		14,169
	$431,970 face amount, 5.48% interest, maturity date 7/1/2011		15,038
	$215,895 face amount, 5.03% interest, maturity date 10/21/2012		7,145
	$181,254 face amount, 7.28% interest, maturity date 8/23/2014		5,156
	$127,385 face amount, 4.75% interest, maturity date 8/25/2012		4,150
	$255,795 face amount, 5.12% interest, maturity date 8/30/2017		9,348
	$155,994 face amount, 6.18% interest, maturity date 1/13/2012		4,382
	$141,141 face amount, 5.47% interest, maturity date 3/15/2016		5,450
	$232,928 face amount, 5.62% interest, maturity date 6/6/2018		8,031
	$648,000 face amount, 5.61% interest, maturity date 9/26/2019		24,470
	$3,600,000 face amount, 4.75% interest, maturity date 5/1/2012		122,768
	$392,595 face amount, 5.75% interest, maturity date 10/21/2021		14,782
	$113,370 face amount, 5.75% interest, maturity date 11/15/2021		4,271

Identity of issue,	Description of investment
borrower, lessor, or	(including rate of interest	Number of	Current
or similar party	and maturity date)	Shares	Value
	$194,118 face amount, 5.88% interest, maturity date 2/4/2014		6,289
	$201,479 face amount, 6.13% interest, maturity date 11/5/2017		5,137
	$393,307 face amount, 6.53% interest, maturity date 3/10/2015		13,371
	$1,953,773 face amount, 4.25% interest, maturity date 9/5/2014		65,494
	$355,959 face amount, 5.38% interest, maturity date 9/21/2014		13,379
	$346,366 face amount, 5.00% interest, maturity date 9/21/2011		12,498
	$272,120 face amount, 5.63% interest, maturity date 3/25/2007		8,867
	$1,517,009 face amount, 5.68% interest, maturity date 8/31/2014		51,721
	$157,500 face amount, 5.60% interest, maturity date 6/25/2014		5,733
	$373,500 face amount, 5.38% interest, maturity date 9/1/2011		13,437
	$330,300 face amount, 5.38% interest, maturity date 9/1/2001		11,668
	$567,038 face amount, 5.53% interest, maturity date 6/25/2011		19,787
	$210,222 face amount, 4.78% interest, maturity date 9/25/2008		6,524
	$674,288 face amount, 5.18% interest, maturity date 10/26/2014		25,649
	$258,300 face amount, 5.83% interest, maturity date 12/15/2019		10,060
	$178,689 face amount, 4.45% interest, maturity date 3/25/2011		5,874
	$2,200,000 face amount, 5.00% interest, maturity date 1/1/2010		24,198
	$500,000 face amount, 5.00% interest, maturity date 12/11/2015		19,746
	$566,461 face amount, 5.40% interest, maturity date 7/25/2017		21,916
	$108,825 face amount, 5.63% interest, maturity date 3/10/2006		2,223
	$184,857 face amount, 5.63% interest, maturity date 3/10/2014		5,493
	$101,863 face amount, 6.62% interest, maturity date 1/21/2011		3,117
	$674,450 face amount, 5.62% interest, maturity date 8/1/2018		24,546
	$444,241 face amount, 5.62% interest, maturity date 7/17/2018		16,363
	$191,955 face amount, 5.68% interest, maturity date 2/18/2014		6,146
	$583,061 face amount, 5.48% interest, maturity date 9/20/2016		20,798
	$133,251 face amount, 7.07% interest, maturity date 12/17/2010		3,756
	$183,505 face amount, 5.23% interest, maturity date 3/2/2014		5,775
	$662,652 face amount, 5.38% interest, maturity date 5/23/2015		23,112
	$206,572 face amount, 6.63% interest, maturity date 5/18/2014		7,018
	$597,540 face amount, 5.48% interest, maturity date 8/10/2016		21,155
	$417,445 face amount, 7.79% interest, maturity date 1/11/2015		14,434
	$92,598 face amount, 6.81% interest, maturity date 12/29/2008		2,495
Cash	Cash and cash equivalents		804,801

Identity of issue,	Description of investment
borrower, lessor, or	(including rate of interest	Number of	Current
or similar party	and maturity date)	Shares	Value
*VF Corporation Common Stock	Common Stock	30,731	1,700,647
PIMCO TOT RETURN ADM	Mutual Fund	307	3,221
TMPL FOREIGN SM CO A	Mutual Fund	298	6,062
ABF BALANCED PA	Mutual Fund	91	1,226
ABF LARGE CAP VAL PA	Mutual Fund	159	3,173
BARON GROWTH	Mutual Fund	558	25,330
MSI US LG CAP GRTH B	Mutual Fund	42	813
FMA SMALL COMPANY IS	Mutual Fund	7	129
FPA CRESCENT	Mutual Fund	43	1,093
OLDMUT EMRG GROWTH Z	Mutual Fund	135	1,908
ARIEL FUND	Mutual Fund	107	5,370
LB CORE BOND NB INV	Mutual Fund	546	5,379
ALGER CAP APPREC I	Mutual Fund	1,460	20,494
ALGER MIDCAP GRTH I	Mutual Fund	158	2,649
ALGER SMALL CAP I	Mutual Fund	380	7,964
FKLN SMMIDCAP GRTH A	Mutual Fund	2	74
DREY FNDRS BALNCED F	Mutual Fund	514	4,418
DREY FNDRS EQ GRTH F	Mutual Fund	149	774
DREY FNDRS GROWTH F	Mutual Fund	326	3,577
DREY FNDRS MC GRTH F	Mutual Fund	2,274	10,868
DREY FNDRS WW GRTH F	Mutual Fund	271	3,871
OLDMUT GROWTH Z	Mutual Fund	235	5,014
AIM DYNAMICS INV	Mutual Fund	26	466
AIM SM CO GRTH INV	Mutual Fund	2	30
JANUS FLEXIBLE BOND	Mutual Fund	1	6
DREY FNDRS DISCVRY F	Mutual Fund	117	3,336
MUTUAL SHARES CL A	Mutual Fund	5	115
MSI GLOBAL VAL EQ B	Mutual Fund	92	1,634
MSIFT MIDCAP GTH ADV	Mutual Fund	474	11,498
MSI SM CO GROWTH B	Mutual Fund	520	6,397
NB GENESIS — TR CL	Mutual Fund	66	3,190
NB PARTNERS TRUST	Mutual Fund	1	31
OAKMARK FUND I	Mutual Fund	9	361
ALLNZ CCM CAP AP ADM	Mutual Fund	409	7,913
ALLNZ CCM MID CP ADM	Mutual Fund	6	153
PIM GLBBND AD UNHDGD	Mutual Fund	168	1,605
PIMCO HIGH YIELD ADM	Mutual Fund	265	2,580
PIMCO LOW DUR ADM	Mutual Fund	1	6
PIMCO LT US GOVT ADM	Mutual Fund	843	9,270
WFA ULTRA ST INC INV	Mutual Fund	1,018	9,316
WFA SHRTTERM BND INV	Mutual Fund	22	191
WFA DISCOVERY INV	Mutual Fund	15	315
WFA GROWTH INV	Mutual Fund	438	9,244

Identity of issue,	Description of investment
borrower, lessor, or	(including rate of interest	Number of	Current
or similar party	and maturity date)	Shares	Value
WFA OPPORTUNITY INV	Mutual Fund	179	8,038
WFA GOVT SECURTY INV	Mutual Fund	226	2,365
TEMPLETON GROWTH A	Mutual Fund	16	357
TMPL GLOBAL BOND A	Mutual Fund	47	487
TEMPLETON WORLD A	Mutual Fund	65	1,145
USAA GNMA TRUST	Mutual Fund	390	3,743
USAA INCOME FUND	Mutual Fund	1,840	22,452
USAA INCOME STOCK	Mutual Fund	69	1,041
AIM CONSTELLATION A	Mutual Fund	15	374
CS MID CAP GRTH COM	Mutual Fund	180	5,982
JANUS ADV WRLDWIDE S	Mutual Fund	5	151
DOMINI SOCIAL EQUITY	Mutual Fund	138	4,124
JANUS ADV FORTY S	Mutual Fund	5	148
JANUS ADV BALANCED S	Mutual Fund	12	302
JANUS ADV FLEX BND S	Mutual Fund	122	1,447
MSI LGCP REL VAL B	Mutual Fund	16	181
MANAGERS BOND FUND	Mutual Fund	125	3,019
TCW GALILEO SEL EQ N	Mutual Fund	29	579
CS LARGE CAP VALUE A	Mutual Fund	352	6,806
ARTISAN MID CAP INV	Mutual Fund	26	811
CS SMALL CAP VAL COM	Mutual Fund	6	138
OAKMARK EQ & INC I	Mutual Fund	124	3,092
ROYCE LOW PR STK INV	Mutual Fund	18	279
WFA SMALL CAP VAL Z	Mutual Fund	55	1,645
VK GROWTH & INCOME A	Mutual Fund	14	295
DWS/D HIGH RTN EQ A	Mutual Fund	18	796
WEST ASSET CORE FI	Mutual Fund	1	2
ALLNZ NFJ SMCPVAL AD	Mutual Fund	95	2,753
LD ABBETT MIDCPVAL P	Mutual Fund	13	288
AIM LG CAP GRTH INV	Mutual Fund	673	7,193
AIM BASIC BAL INV	Mutual Fund	88	1,083
*FID FIDELITY	Mutual Fund	566	18,022
*FID TREND	Mutual Fund	39	2,226
*FID SEL COMPUTERS	Mutual Fund	174	6,286
*FID SEL ELECTRONICS	Mutual Fund	63	2,777
*FID SEL FOOD & AG	Mutual Fund	4	211
*FID GINNIE MAE	Mutual Fund	723	7,843
*FIDELITY MAGELLAN	Mutual Fund	568	60,429
*FID CONTRAFUND	Mutual Fund	357	23,142
*FID EQUITY INCOME	Mutual Fund	1,155	60,963
*FID GROWTH COMPANY	Mutual Fund	1,443	91,794
*FIDELITY INVST GR BD	Mutual Fund	2,230	16,435
*FID INTERMED BOND	Mutual Fund	1,110	11,420
*FID CAPITAL & INCOME	Mutual Fund	1,884	15,770
*FID VALUE	Mutual Fund	232	17,628
*FID SEL GOLD	Mutual Fund	928	30,849
*FID SEL ENERGY SVCS	Mutual Fund	124	8,129
*FIDELITY GOVT INCOME	Mutual Fund	3,737	37,815
*FIDELITY CASH RESRVE	Mutual Fund	189	189
*FID SEL ENERGY	Mutual Fund	305	14,257
*FID SEL HEALTHCARE	Mutual Fund	24	3,265
*FID SEL TECHNOLOGY	Mutual Fund	40	2,504
*FID SEL UTILITIES GR	Mutual Fund	1	26
*FID SEL FINANCIAL	Mutual Fund	2	206
*FID SEL DEFENSE	Mutual Fund	32	2,315
*FID SEL CHEMICAL	Mutual Fund	3	209
*FID INDEPENDENCE	Mutual Fund	9	168
*FID OTC PORTFOLIO	Mutual Fund	118	4,460
*FID OVERSEAS	Mutual Fund	306	12,741
*FID SEL HOME FINANCE	Mutual Fund	18	940
*FID LEVERAGED CO STK	Mutual Fund	692	18,014
*FID REAL ESTATE INVS	Mutual Fund	416	12,966
*FID BALANCED	Mutual Fund	1,129	21,172
*FID INTL DISCOVERY	Mutual Fund	51	1,613
*FID CAP APPRECIATION	Mutual Fund	17	435
*FID CONVERTIBLE SEC	Mutual Fund	333	7,473
*FID CANADA	Mutual Fund	73	3,159
*FIDELITY UTILITIES	Mutual Fund	327	4,803
*FID BLUE CHIP GROWTH	Mutual Fund	227	9,803
*FID ASSET MANAGER	Mutual Fund	1,639	26,308
*FIDELITY LOW PR STK	Mutual Fund	1,895	77,376

Identity of issue,	Description of investment
borrower, lessor, or	(including rate of interest	Number of	Current
or similar party	and maturity date)	Shares	Value
SPARTAN 500 INDEX	Mutual Fund	59	5,058
*FID WORLDWIDE	Mutual Fund	193	3,783
*FID EQUITY INCOME II	Mutual Fund	54	1,223
*FID STOCK SELECTOR	Mutual Fund	8	205
*FID ASSET MGR GRTH	Mutual Fund	4,051	61,095
*FIDELITY EMERG MRKTS	Mutual Fund	210	3,872
*FIDELITY AGGR GROWTH	Mutual Fund	2,295	40,858
*FID ASSET MGR INCOME	Mutual Fund	10	131
*FID NEW MARKETS INC	Mutual Fund	56	803
*FID EXP & MULTINATL	Mutual Fund	279	5,924
*FID GLOBAL BALANCED	Mutual Fund	225	4,733
*FID SM CAP INDEPEND	Mutual Fund	68	1,396
*FID MID CAP STOCK	Mutual Fund	433	11,506
*FID DISCOVERY	Mutual Fund	1,168	13,331
*FID SMALL CAP STOCK	Mutual Fund	939	17,186
*FID EUROPE CAP APP	Mutual Fund	187	4,121
*FID ASSET MGR AGGR	Mutual Fund	68	818
*FID LATIN AMERICA	Mutual Fund	683	21,836
*FID JAPAN	Mutual Fund	69	1,259
*FID SOUTHEAST ASIA	Mutual Fund	13	284
*FID SEL MED EQ & SYS	Mutual Fund	167	4,067
*FID JAPAN SMALLER CO	Mutual Fund	36	605
*FID GROWTH & INC II	Mutual Fund	191	1,936
*FID STRATEGIC INCOME	Mutual Fund	154	1,604
*FID FREEDOM INCOME	Mutual Fund	2,214	25,168
*FID FREEDOM 2000	Mutual Fund	449	5,483
*FID FREEDOM 2010	Mutual Fund	4,909	68,969
*FID FREEDOM 2020	Mutual Fund	1,232	18,121
*FID FREEDOM 2030	Mutual Fund	1,424	21,381
*FID SM CAP RTMT	Mutual Fund	1	7
SPARTAN INTL INDEX	Mutual Fund	227	8,124
*FID SHORT TERM BOND	Mutual Fund	85	750
*FID INTM GOVT INCOME	Mutual Fund	149	1,493
*FID HIGH INCOME	Mutual Fund	2,187	19,202
*FID FIFTY	Mutual Fund	393	8,943
*FID SEL MEDICAL DEL	Mutual Fund	129	7,016
*FID SEL CONSTR/HOUSE	Mutual Fund	44	2,077
*FID SEL TRANSPORT	Mutual Fund	5	221
*FID SEL NATURAL GAS	Mutual Fund	148	5,752
*FID SEL DEVELOP COMM	Mutual Fund	33	651
*FID SEL PHARMACEUTCL	Mutual Fund	680	6,742
*FIDELITY RET GOVT MM	Mutual Fund	46,267	46,267
SPARTAN US EQ INDEX	Mutual Fund	761	33,622
*FIDELITY US BD INDEX	Mutual Fund	2	27
*FID INST SH INT GOVT	Mutual Fund	457	4,348
*FID FREEDOM 2040	Mutual Fund	972	8,585
*FID SEL NET & INFSTR	Mutual Fund	3,281	7,711
*FID SEL WIRELESS	Mutual Fund	1,291	8,829
Loans receivable from participants	Participant Loans, rates of 4% to 9.5%, maturity dates from 1 to 10 years	N/A	668,798

			$13,819,663

*	Represents a party-in-interest